Exhibit 99.1

June 8, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

WWC, P.C. (“WWC”) has been furnished with a copy of the disclosures in the Form 6-K for the event that occurred on May 10, 2023 to be filed by WWC’s former client, U Power Limited (the “Company”). WWC does not disagree with the Company’s statements regarding WWC contained in the Form 6-K.

WWC has no basis to agree or disagree with any other part of the Form 6-K that pertains to statements not related to WWC.

Very truly yours,

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants